Exhibit 99.10

ZenaTech Unveils Zoo Office™, an AI-Powered Enterprise Productivity Platform Positioned to Capitalize on the Rapidly Growing Agentic AI Market

Targeting Expansion of Company’s Enterprise SaaS Segment by Leveraging Agentic AI Growing at Nearly 50% Annually

Vancouver, British Columbia, (June 18, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today unveils its strategy for Zoo Office™, a unified AI-powered productivity platform that will serve as a future unifying foundation and brand for ZenaTech's Enterprise SaaS ecosystem and capitalize on the rapidly growing Agentic AI market. Designed to bring advanced productivity, operational tools, agentic AI capabilities, and industry-specific applications together within a single business platform, Zoo Office represents ZenaTech's vision for a more connected and intelligent software experience.

"We want to future-proof and enhance our enterprise SaaS solutions beyond traditional software tools, adding intelligent productivity that can automate workflows, execute tasks, and enhance decision-making. Our goal is to deliver greater customer value and recurring revenue opportunities while leveraging agentic AI, one of the fastest-growing segments of the enterprise software market," said Shaun Passley, PhD, ZenaTech CEO. "We believe the future of software is not more applications, but fewer, smarter, and more personalized platforms. Zoo Office is our vision for an AI-native business environment where applications, workflows, data, and organizational knowledge work together through a shared business context layer. As businesses increasingly adopt AI-driven solutions to improve efficiency and reduce costs, we see an opportunity to accelerate our enterprise SaaS segment growth and contribute to creating long-term shareholder value."

Management believes Zoo Office comes as businesses increasingly seek to reduce software sprawl, connect fragmented data, and make more effective use of AI across their operations. Zoo Office is positioned to become a primary AI platform and brand under ZenaTech’s software portfolio while the company continues to support existing software brands and offers opportunities for integration into the broader Zoo Office AI-enabled ecosystem.

As part of its phased rollout strategy, the Company will invite selected SMB (Small and Medium-sized Business) participants to join a private beta program to help shape the platform's development. The first phase introduces the Zoo Office Productivity Core, an agentic office productivity suite that helps organizations remove the frictions of current offerings: subscription sprawl, disconnected data, repetitive processes, and the constant overhead of shuttling information between disconnected applications. By providing AI with a shared understanding of organizational context, workflows, and knowledge, the platform is being designed help to deliver more relevant results while reducing complexity for users.

Future phases are expected to introduce industry-specific solutions and marketplace capabilities designed to further expand the platform's functionality while creating a more connected software experience for users.

According to MarketsandMarkets, the Enterprise Agentic AI market is expected to grow from approximately $7 billion today to more than $46 billion by 2030, representing nearly 50% annual growth. Gartner's longer-term view is even more significant, projecting that agentic AI could drive over $450 billion in enterprise software revenue by 2035, highlighting the transformative opportunity for companies building AI-powered productivity and automation solutions.

Waitlist sign up is available via the Zoo Office website link to be part of the private beta program for the Productivity Core that will begin in the coming weeks.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of multiple software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square, IQ Quad, IQ Aqua, IQ Nano, ZenaDrone 2000, IQ Glider, and Interceptor P-1; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.